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                                 UNITED STATES                                 OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION                 OMB NUMBER       3235-0145
                             WASHINGTON, D.C. 20549                       Expires:  October 31, 1994
                                                                          Estimated average burden
                                  SCHEDULE 13D                            hours per form.......14.90
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                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*

                               SUNAMERICA INC.
- ------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $1.00 Par Value
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 866 930 10 0
           --------------------------------------------------------
                                 (CUSIP Number)

   Eli Broad, Chairman of the Board, Chief Executive Officer and President
                      1 SunAmerica Center, Century City,
               Los Angeles, California 90067-6022 (310)772-6000
- ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 14, 1994
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  Schedule 13D


CUSIP No. 866 930 10 0                                        Page 2 of 7 Pages

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Eli Broad
        Social Security No. ###-##-####



   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.

                         7    SOLE VOTING POWER
      NUMBER OF               3,517,203
        SHARES
     BENEFICIALLY        8    SHARED VOTING POWER
       OWNED BY               1,956,712
         EACH
       REPORTING         9    SOLE DISPOSITIVE POWER
        PERSON                3,517,203
         WITH
                        10    SHARED DISPOSITIVE POWER
                              1,956,712


   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,497,815 (includes 123,900 stock options; 900,000 shares held by a trust formed by this Reporting Person as to which he has no voting or dispositive power).

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        20%

   14   TYPE OF REPORTING PERSON*
        IN


                *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7         2 of 7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                                                     PAGE 3 OF 7



                                  SCHEDULE 13D
                                AMENDMENT NO. 9

                                SUNAMERICA INC.


                 This Amendment is filed on behalf of Eli Broad (the "Reporting Person").

                 The undersigned hereby amends Amendment No. 8 to Schedule 13D filed on January 5, 1993, relating to the Common Stock ($1.00 par value) of SunAmerica Inc. (formerly Broad Inc.) (as amended, the "Schedule 13D") in the respects hereinafter set forth. Unless otherwise indicated in this Amendment, all terms referred to herein shall have the same meanings as used or defined in the Schedule 13D.

ITEM 1 - Security and Issuer

                 Common Stock $1.00 par value of SunAmerica Inc., 1 SunAmerica Center, Century City, Los Angeles, California 90067-6022.

ITEM 2 - Identity and Background

                 (a)      Name:  Eli Broad

                 (b)      Business Address:   1 SunAmerica Center, Century
                          City, Los Angeles, California 90067-6022

                 (c) Principal Employment: Chairman of the Board, Chief Executive Officer and President, SunAmerica Inc., 1 SunAmerica Center, Century City, Los Angeles, California 90067-6022

                 (d)      Criminal Proceedings:  None

                 (e)      Civil Proceedings:  None

                 (f)      Citizenship:  U.S.A.

ITEM 3 - Source and Amount of Funds or Other Consideration.

                 Mr. Broad, co-founder of the Issuer in 1957, presently serves as its Chairman, Chief Executive Officer and President.  Mr.  Broad has been the largest shareholder since 1957.
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                                                                     PAGE 4 OF 7



                 Since the date of the last filing by the Reporting Person, the Reporting Person has acquired shares pursuant to the Issuer's employee benefit plans.

ITEM 4 - Purpose of Transaction.

                 The Reporting Person may, subject to market and other conditions, purchase additional shares of the Issuer, dispose of some or all of his shares, or consider the possibility of any such plan or proposal from time to time in amounts not yet determined. The Reporting Person does not have any plans or proposals with respect to the matters set forth in (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5 - Interest and Securities of the Issuer.

                 (a) The Reporting Person beneficially owns 6,497,815 shares of Common Stock which represents approximately 25% of the outstanding shares (based upon 23,232,376 shares of Common Stock outstanding as of December 31,
                          1993). Of these shares, 123,900 represent stock options granted under the Issuer's employee stock option program which are or which will become exercisable within sixty (60) days.

                 (b)      Of 6,497,815 shares of Common Stock beneficially
                          owned, 95,314 shares represent restricted shares of Common Stock granted under the Issuer's employee stock plans and as to which the Reporting Person has voting, but no dispositive power; 337,500 shares of Common Stock are held by a trust formed by the Reporting Person of which he is a beneficiary but has no voting or dispositive powers 123,900 shares represent options to acquire Common Stock granted under the Issuer's employee stock plans which are or which will become exercisable within sixty (60) days and as to which he has no voting or dispositive power until exercised; 562,500 shares of Class B Stock are held by a trust formed by the Reporting Person of which he is a beneficiary but has no voting or dispositive powers; 21,712 shares of Class B Stock are held by The Eli and Edythe Broad Foundation of which the Reporting Person is a director and as to which he has shared voting and dispositive powers with two other directors, Messrs.
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                                                                     PAGE 5 OF 7



                          Golman and Rohr. The following information is supplied as to those individuals:

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                          (i)   Leroy Golman                   (i)   Richard D. Rohr

                          (ii)  540 Warner Avenue              (ii)  100 Renaissance Centre
                                Los Angeles, CA                      34th Floor
                                90024                                Detroit, Michigan
                                                                     48243

                          (iii) Consultant                     (iii) Attorney-at-Law,
                                                                     Partner
                                                                     Bodman, Longley &
                                                                     Dahling

                          (iv)  None                           (iv)  None

                          (v)   None                           (v)   None

                          (vi)  U.S.A.                         (vi)  U.S.A.
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                          1,935,000 shares of Class B Stock are registered in
                          the name of a corporation, of which 73% is owned directly and indirectly by the Reporting Person and of which the Reporting Person is a director and has shared voting and dispositive powers with one other director, Jeffrey Broad. The following information is supplied as to Jeffrey Broad:

                          (i)   Jeffrey Broad

                          (ii)  831 Cliff Drive, Apt. C-5
                                Santa Barbara, California  93109

                          (iii) Investment Banker

                          (iv)  None.

                          (v)   None.

                          (vi)  U.S.A.

                          260,000 shares of Class B Stock are registered in the name of a corporation, of which 100% is owned directly and indirectly by the Reporting Person and
                          of which the Reporting Person is a director and has sole voting and dispositive powers.
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                                                                     PAGE 6 OF 7



                 (c)      None.

                 (d) The corporation referred to in Paragraph (b) of Item 5 above has the right to receive or the power to direct the receipts of dividends from, and the proceeds from the sale of, such shares of the Issuer owned by it. The Foundation described in Paragraph
                          (b) of Item 5 above has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, 21,712 shares of the Issuer owned by the Foundation.

                 (e)      Not applicable.


ITEM 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 Under that certain Designation of Successor Special Trustee of Donald B. Kaufman Revocable Trust (the "Trust") dated April 14, 1994, the Reporting Person has been granted a right of first refusal with respect to up to 909,327 shares of Class B Common Stock owned by the Trust. This right is exercisable for either cash equal to the fair market value of the shares on date of purchase with respect to which the right is being exercised or by exchange of the Class B Common Shares for an equal number of shares of Issuer's Common Stock.

                 The Reporting Person has the right to purchase 123,900 shares of Common Stock within sixty (60) days from this filing and also has 95,314 restricted shares under the Issuer's employee stock plan. A description of the current plan appears in the Issuer's Registration Statement on Form S-8 No. 33-28744 filed with the Securities and Exchange Commission on May 16, 1989 and incorporated herein by reference. Unless or until such options are exercised, the Reporting Person does not have voting or dispositive powers with respect to such option shares. With respect to the restricted shares, the Reporting Person has voting, but not dispositive power.

ITEM 7 - Material to be Filed as Exhibits.

                 Attached hereto as Exhibit 1 is a copy of the Designation of Successor Special Trustee of Donald B. Kaufman Revocable Trust dated
April 14, 1994.

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                                                                     PAGE 7 OF 7



                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                          /s/   Eli Broad
                                          _________________________
                                          Eli Broad



Date:  April 15, 1994